Baytex Energy Trust
Consolidated Balance Sheets
(thousands of Canadian dollars) (unaudited)
	September 30, 2009	December 31, 2008
ASSETS
Current assets
Cash	$ 1,843	$ -
Accounts receivable	129,269	87,551
Crude oil inventory	2,294	332
Future tax asset	567	-
Financial instruments (note 14)	35,253	85,678
	169,226	173,561

Future tax asset	1,298	-
Financial instruments (note 14)	6,779	-
Petroleum and natural gas properties	1,647,205	1,601,017
Goodwill	37,755	37,755
	$ 1,862,263	$ 1,812,333

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 155,009	$ 164,279
Distributions payable to unitholders	12,933	17,583
Bank loan	272,918	208,482
Future tax liability	10,417	25,358
Financial instruments (note 14)	1,920	-
	453,197	415,702

Long-term debt (note 3)	150,000	217,273
Convertible debentures (note 4)	8,799	10,195
Asset retirement obligations (note 5)	55,017	49,351
Deferred obligations	37	74
Future tax liability	182,332	192,411
Financial instruments (note 14)	4,392	-
	853,774	885,006

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 6)	1,268,988	1,129,909
Conversion feature of convertible debentures (note 4)	427	498
Contributed surplus (note 9)	22,870	21,234
Accumulated other comprehensive loss (note 7)	(741)	-
Deficit	(283,055)	(224,314)
	1,008,489	927,327
	$ 1,862,263	$ 1,812,333
Commitments and contingencies (note 15) Subsequent event (note 17)
See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per unit amounts) (unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Revenue
Petroleum and natural gas	$ 208,229	$ 363,044	$ 551,839	$ 959,828
Royalties	(39,992)	(72,833)	(90,348)	(175,832)
Gain (loss) on financial instruments (note 14)	23,580	66,654	20,308	(24,525)
	191,817	356,865	481,799	759,471
Expenses
Operating	40,212	46,399	118,549	125,116
Transportation and blending	36,479	57,077	113,354	172,988
General and administrative	6,674	7,071	22,079	21,968
Unit-based compensation (note 9)	1,669	2,038	4,826	6,249
Interest (note 12)	10,385	8,192	26,226	24,652
Financing charges	3,361	35	5,174	450
Foreign exchange (gain) loss (note 13)	(11,112)	7,064	(19,433)	12,937
Depletion, depreciation and accretion	58,637	61,250	170,220	162,649
	146,305	189,126	440,995	527,009
Income before taxes and non-controlling interest	45,512	167,739	40,804	232,462
Tax expense (recovery) (note 11)
Current expense	2,925	3,176	7,431	8,445
Future expense (recovery)	1,930	25,962	(26,245)	13,166
	4,855	29,138	(18,814)	21,611
Income before non-controlling interest	40,657	138,601	59,618	210,851
Non-controlling interest (note 8)	-	(1,373)	-	(3,358)
Net income	$ 40,657	$ 137,228	$ 59,618	$ 207,493
Other comprehensive loss
Foreign currency translation adjustment (note 7)	(9,720)	-	(741)	-
Comprehensive income	$ 30,937	$ 137,228	$ 58,877	$ 207,493

Net income per trust unit (note 10)
Basic	$ 0.38	$ 1.44	$ 0.57	$ 2.31
Diluted	$ 0.37	$ 1.39	$ 0.57	$ 2.23

Weighted average trust units (note 10)
Basic	107,368	95,597	103,688	89,796
Diluted	110,562	99,976	105,551	94,943

Consolidated Statements of Deficit
(thousands of Canadian dollars) (unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Deficit, beginning of period	$ (285,014)	$ (275,590)	$ (224,314)	$ (239,727)
Net income	40,657	137,228	59,618	207,493
Distributions to unitholders	(38,698)	(72,132)	(118,359)	(178,260)
Deficit, end of period	$ (283,055)	$ (210,494)	$ (283,055)	$ (210,494)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
CASH PROVIDED BY (USED IN):
Operating activities
Net income	$ 40,657	$ 137,228	$ 59,618	$ 207,493
Items not affecting cash:
Unit-based compensation (note 9)	1,669	2,038	4,826	6,249
Unrealized foreign exchange loss	10,932	7,306	1,636	12,680
Depletion, depreciation and accretion	58,637	61,250	170,220	162,649
Accretion on debentures and notes (notes 3 & 4)	1,980	439	2,892	1,162
Unrealized (gain) loss on financial instruments (note 14)	(3,311)	(89,010)	45,580	(33,406)
Future tax expense (recovery)	1,930	25,962	(26,245)	13,166
Non-controlling interest (note 8)	-	1,373	-	3,358
Realized foreign exchange gain on redemption of long-term debt (note 3)	(23,685)	-	(23,685)	-
	88,809	146,586	234,842	373,351
Change in non-cash working capital	(16,215)	4,591	(41,882)	229
Asset retirement expenditures (note 5)	(228)	(351)	(990)	(718)
Decrease in deferred obligations	(11)	(11)	(34)	(32)
	72,355	150,815	191,936	372,830

Financing activities
Payments of distributions	(32,201)	(54,817)	(103,823)	(133,501)
Increase (decrease) in bank loan	121,394	20,445	67,178	(41,303)
Redemption of long-term debt (note 3)	(196,411)	-	(196,411)	-
Proceeds from issuance of long-term debt (note 3)	150,000	-	150,000	-
Issue of trust units (note 6)	2,953	1,629	120,352	10,275
Issuance costs (note 6)	(6)	-	(6,101)	(150)
	45,729	(32,743)	31,195	(164,679)

Investing activities
Petroleum and natural gas property expenditures	(36,477)	(48,584)	(114,419)	(142,114)
Acquisition of petroleum and natural gas properties, net	(93,662)	(78,635)	(95,994)	(80,392)
Change in non-cash working capital	11,937	9,147	(11,000)	14,355
	(118,202)	(118,072)	(221,413)	(208,151)
Impact of foreign exchange on cash balances	(3)	-	125	-
Change in cash	(121)	-	1,843	-
Cash, beginning of period	1,964	-	-	-
Cash, end of period	$ 1,843	$ -	$ 1,843	$ -

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Three months and nine months ended September 30, 2009 and 2008
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1.  BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles.

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust as at December 31, 2008, except as noted below.  The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements.  Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted.  The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

2.  CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Trust adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3064 “Goodwill and Intangible Assets” and EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. These standards were adopted retrospectively without restatement of prior periods.

Goodwill and Intangible Assets

Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Financial Instruments – Recognition and Measurement

Effective July 1, 2009, the Trust prospectively adopted the CICA amendments to section 3855, “Financial Instruments – Recognition and Measurement.” Amendments to this section have prohibited the reclassification of a financial asset out of the held-for-trading category when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The adoption of the amendments to this standard did not have an impact on the Trust’s consolidated financial statements.

Future Accounting Changes

Business Combinations

In January 2009, the CICA issued Section 1582 which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the accounting for future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 which establishes standards for the preparation of consolidated financial statements and Section 1602 which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of this standard will not have a material impact on the consolidated financial statements of the Trust.

Financial Instruments – Recognition and Measurement

In July 2009, the CICA amended section 3855, “Financial Instruments – Recognition and Measurement”, in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. The Trust plans to adopt this standard prospectively effective December 31, 2009. The adoption of the amendments of this standard will not have a material impact on the consolidated financial statements of the Trust.

International Financial Reporting Standards ("IFRS")

In April 2008, the CICA published the exposure draft "Adopting IFRS in Canada". The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The Trust has performed a diagnostic analysis that identifies differences between the Trust's current accounting policies and IFRS. At this time, the Trust is evaluating the impact of these differences to determine the potential impact on its consolidated financial statements.

3.  LONG-TERM DEBT

	September 30, 2009	December 31, 2008
9.15% senior unsecured debentures	$ 150,000	$ -
10.5% senior subordinated notes (USD 247)	-	303
9.625% senior subordinated notes (USD 179,699)	-	220,059
	150,000	220,362
Discontinued fair value hedge	-	(3,089)
	$ 150,000	$ 217,273

On August 26, 2009, the Trust closed its offering of $150.0 million Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are unsecured and are subordinate to the Company’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Trust’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, the Company redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount USD 179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount USD 0.2 million) for an aggregate redemption price of $196.4 million.  These notes were unsecured and were subordinate to the Company’s bank credit facilities.  These notes were carried at amortized cost, net of a discontinued fair value hedge of $6.0 million which was recorded on adoption of CICA Handbook Section 3865 “Hedges”.  The notes would accrete up to the principal balance at maturity using the effective interest method.

The Company recorded accretion expense of $2.0 million for the three months ended September 30, 2009 ($0.4 million for the three months ended September 30, 2008) and $2.8 million for the nine months ended September 30, 2009 ($1.1 million for the nine months ended September 30, 2008). The effective interest rate was 10.6%. The discontinued fair value hedge has been recognized in accretion expense upon redemption of the senior subordinated notes.

4.  CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2007	16,620	$ 16,150	$ 796
Conversion	(6,222)	(6,052)	(298)
Accretion	-	97	-
Balance, December 31, 2008	10,398	$ 10,195	$ 498
Conversion	(1,487)	(1,464)	(71)
Accretion	-	68	-
Balance, September 30, 2009	8,911	$ 8,799	$ 427

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per trust unit. The debentures mature on December 31, 2010, at which time they are due and payable.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

5.  ASSET RETIREMENT OBLIGATIONS

	September 30, 2009	December 31, 2008
Balance, beginning of period	$ 49,351	$ 45,113
Liabilities incurred	1,083	871
Liabilities settled	(990)	(1,443)
Acquisition of liabilities	3,268	1,536
Disposition of liabilities	(133)	(904)
Accretion	3,079	3,802
Change in estimate(1)	(630)	376
Foreign exchange	(11)	-
Balance, end of period	$ 55,017	$ 49,351

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamations are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at September 30, 2009 is $295.6 million.  Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%.

6.  UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2007	84,540	$ 821,624
Issued on conversion of debentures	422	6,350
Issued on conversion of exchangeable shares	2,787	86,888
Issued on exercise of unit rights	1,386	10,653
Transfer from contributed surplus on exercise of unit rights	-	5,105
Issued on acquisition of Burmis Energy Inc. net of issuance costs	6,383	151,903
Issued pursuant to distribution reinvestment plan	2,167	47,386
Balance, December 31, 2008	97,685	$ 1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of tax	-	(5,185)
Issued on conversion of debentures	101	1,536
Issued on exercise of unit rights	862	5,294
Transfer from contributed surplus on exercise of unit rights	-	3,190
Issued pursuant to distribution reinvestment plan	1,194	19,186
Balance, September 30, 2009	107,777	$ 1,268,988

7.  ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2009	December 31, 2008
Balance, beginning of period	$ -	$ -
Cumulative foreign currency translation adjustment	(741)	-
Balance, end of period	$ (741)	$ -

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (USD/CAD 0.9327), while revenues and expenses are translated using the average exchange rate for the three month and nine month periods ended September 30, 2009 (USD/CAD 0.9113 and 0.8547, respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

Previously, foreign operations were considered to be integrated and were translated using the temporal method.  Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate.  Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate.  Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties.

8.  NON-CONTROLLING INTEREST

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity.  Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

	Number of Exchangeable Shares	Amount
Balance, December 31, 2007	1,566	$ 21,235
Exchanged for trust units	(1,566)	(24,593)
Non-controlling interest in net income	-	3,358
Balance, December 31, 2008	-	$ -
Balance, September 30, 2009	-	$ -

On May 30, 2008, the Trust announced that the Company had elected to redeem all of its exchangeable shares outstanding on August 29, 2008. In connection with this redemption, Baytex ExchangeCo Ltd. exercised its overriding “redemption call right” to purchase such exchangeable shares from holders of record. Each exchangeable share was exchanged for units of the Trust in accordance with the exchange ratio in effect at August 28, 2008. As at September 30, 2009 and December 31, 2008, there were no exchangeable shares outstanding.

9.  TRUST UNIT RIGHTS INCENTIVE PLAN
The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan. The unit rights are granted at the volume weighted average trading price of the trust units for the five trading days prior to the date of grant, vest over three years and have a term of five years. The Plan provides for the exercise price of the unit rights to be reduced to account for future distributions, subject to certain performance criteria.

The Trust recorded compensation expense of $1.7 million for the three months ended September 30, 2009 (three months ended September 30, 2008 - $2.0 million) and $4.8 million for the nine months ended September 30, 2009 (nine months ended September 30, 2008 - $6.2 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $3.64 per unit for unit rights issued during the nine months ended September 30, 2009 ($5.10 per unit for the nine months ended September 30, 2008). The following assumptions were used to arrive at the estimate of fair values:

	Three Months and Nine Months Ended September 30
	2009	2008
Expected annual exercise price reduction	$1.50	$2.71
Expected volatility	39% - 43%	28%
Risk-free interest rate	1.78% - 2.60%	2.98% - 4.17%
Expected life of unit rights (years)(1)	Various	Various

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2007	7,662	$ 14.67
Granted	2,838	$ 19.27
Exercised	(1,386)	$ 7.69
Cancelled	(665)	$ 21.79
Balance, December 31, 2008	8,449	$ 14.58
Granted	532	$ 17.01
Exercised	(862)	$ 6.14
Cancelled	(91)	$ 16.59
Balance, September 30, 2009	8,028	$ 14.50

(1) Exercise price reflects grant prices less reduction in exercise price as discussed above.

The following table summarizes information about the unit rights outstanding at September 30, 2009:

Range of Exercise Prices	Number Outstanding at September 30, 2009	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2009	Weighted Average Exercise Price
$ 2.76 to $ 7.50	1,119	1.0	$ 6.19	1,119	$ 6.19
$ 7.51 to $12.00	245	1.4	$ 9.36	230	$ 9.21
$12.01 to $16.50	6,049	3.2	$ 15.75	1,725	$ 15.56
$16.51 to $21.00	373	2.7	$ 17.44	204	$ 17.10
$21.01 to $25.31	242	4.6	$ 22.47	15	$ 24.79
$ 2.76 to $25.31	8,028	2.9	$ 14.50	3,293	$ 12.07

The following table summarizes the changes in contributed surplus:
Balance, December 31, 2007	$ 18,527
Compensation expense	7,812
Transfer from contributed surplus on exercise of unit rights (1)	(5,105)
Balance, December 31, 2008	$ 21,234
Compensation expense	4,826
Transfer from contributed surplus on exercise of unit rights (1)	(3,190)
Balance, September 30, 2009	$ 22,870

(1) Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

10.  NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The weighted average exchangeable shares outstanding during the period, converted at the period-end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended September 30
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$ 40,657	107,368	$ 0.38	$137,228	95,597	$ 1.44
Dilutive effect of unit rights	-	2,549		-	3,117
Conversion of convertible debentures	101	645		142	755
Exchange of exchangeable shares	-	-		1,373	507
Net income per diluted unit	$ 40,758	110,562	$ 0.37	$138,743	99,976	$ 1.39

	Nine Months Ended September 30
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$ 59,618	103,688	$ 0.57	$207,493	89,796	$ 2.31
Dilutive effect of unit rights	-	1,180		-	3,044
Conversion of convertible debentures	335	683		521	940
Exchange of exchangeable shares	-	-		3,358	1,163
Net income per diluted unit	$ 59,953	105,551	$ 0.57	$211,372	94,943	$ 2.23

For the nine months ended September 30, 2009, 4.5 million unit rights (nine months ended September 30, 2008 - 0.3 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

11.  TAX EXPENSE (RECOVERY)

The provision for (recovery of) taxes has been computed as follows:
	Nine Months Ended September 30
	2009	2008
Income before taxes and non-controlling interest	$ 40,804	$ 232,462
Expected taxes at the statutory rate of 29.55% (2008 – 30.22%)	12,058	70,250
Increase (decrease) in taxes resulting from:
Net earnings of the Trust	(35,367)	(57,008)
Non-taxable portion of foreign exchange (gain) loss	(3,538)	1,881
Effect of change in tax rate	(136)	(5,930)
Effect of change in opening tax pool balances	3,737	1,755
Effect of change in valuation allowance	(4,537)	-
Unit-based compensation	1,426	1,888
Other	112	330
Future tax (recovery) expense	(26,245)	13,166
Current tax expense	7,431	8,445
Tax (recovery) expense	$ (18,814)	$ 21,611

12.  INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debts as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Bank loan and other	$ 2,399	$ 3,060	$ 6,547	$ 9,579
Long-term debt	7,810	4,927	19,119	14,321
Convertible debentures	176	205	560	752
Interest expense	$ 10,385	$ 8,192	$ 26,226	$ 24,652

13.  SUPPLEMENTAL INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Interest paid	$ 19,505	$ 11,642	$ 35,613	$ 28,122
Income taxes paid	$ 689	$ 1,781	$ 6,566	$ 4,150

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Unrealized foreign exchange loss	$ 10,932	$ 7,306	$ 1,636	$ 12,680
Realized foreign exchange (gain) loss (1)	(22,044)	(242)	(21,069)	257
Foreign exchange (gain) loss	$ (11,112)	$ 7,064	$ (19,433)	$ 12,937

(1) The settlement on September 25, 2009 of the US$ senior subordinated notes resulted in a realized gain of $51.0 million. Only $23.7 million of this gain is recognized in the current period as $27.3 million has already been recorded in prior periods as unrealized foreign exchange gain through the translation process at each period end.

14.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial instruments, long-term debt, convertible debentures and deferred obligations.

Categories of Financial Instruments

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities. The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

	September 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Held for trading
Cash	$ 1,843	$ 1,843	$ -	$ -
Derivatives designated as held for trading	42,032	42,032	85,678	85,678
Total held for trading	$ 43,875	$ 43,875	$ 85,678	$ 85,678
Loans and receivables
Accounts receivable	$ 129,269	$ 129,269	$ 87,551	$ 87,551
Total loans and receivables	$ 129,269	$ 129,269	$ 87,551	$ 87,551
Financial Liabilities
Held for trading
Derivatives designated as held for trading	$ (6,312)	$ (6,312)	$ -	$ -
Total held for trading	$ (6,312)	$ (6,312)	$ -	$ -

Other financial liabilities
Accounts payable and accrued liabilities	$ (155,009)	$ (155,009)	$ (164,279)	$ (164,279)
Distributions payable to unitholders	(12,933)	(12,933)	(17,583)	(17,583)
Bank loan	(272,918)	(272,918)	(208,482)	(208,482)
Long-term debt	(150,000)	(158,250)	(217,273)	(200,557)
Convertible debentures	(8,799)	(14,302)	(10,195)	(9,837)
Total other financial liabilities	$ (599,659)	$ (613,412)	$ (617,812)	$ (600,738)

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than long-term debt and convertible debentures, approximate their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The Trust expenses all financial instrument transaction costs immediately.

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices.  Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency rate fluctuations, the Trust may enter into agreements to fix the Canada – U.S. exchange rate.

At September 30, 2009, the Trust had in place the following currency swaps:

	Period	Amount per month	Swap Price (1)
Swap	January 1, 2009 to December 31, 2009	USD 10.0 million	0.8074
Swap	May 1, 2009 to December 31, 2009	USD 3.0 million	0.8602
Swap	July 1, 2009 to December 31, 2009	USD 2.0 million	0.8582
Swap	January 1, 2010 to December 31, 2010	USD 8.0 million	0.8197
Swap	January 1, 2010 to March 31, 2011	USD 5.0 million	0.8696

(1) Based on the weighted average exchange rate (USD/CAD).

The following table demonstrates the effect of exchange rate movement on net income before taxes and non-controlling interest due to changes in the fair value of its currency swap as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at September 30, 2009.

$0.01 Increase/Decrease in CAD/USD Exchange Rate
Gain/loss on currency swap	$ 2,097
Gain/loss on other monetary assets/liabilities	1,489
Impact on income before taxes and non-controlling interest	$ 3,586

The carrying amounts of the Trust’s foreign currency denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2009	December 31, 2008	September 30, 2009	December 31, 2008
U.S. dollar denominated	USD 66,866	USD 84,070	USD 188,886	USD 191,571

Subsequent to September 30, 2009, the Trust added the following currency swaps:

	Period	Amount per month	Swap Price (1)
Swap	October 1, 2009 to December 31, 2010	USD 1.0 million	0.9200
Swap	January 1, 2010 to December 31, 2011	USD 3.0 million	0.9272
Swap	January 1, 2010 to December 31, 2010	USD 2.0 million	0.9390

(1) Based on the weighted average exchange rate (USD/CAD).

Interest rate risk
The Trust’s interest rate risk arises from the Company’s floating rate bank credit facilities. As at September 30, 2009, $272.9 million of the Trust’s total debt is subject to movements in floating interest rates. An increase or decrease of 100 basis points in interest rates would impact cash flow for the nine months ended September 30, 2009 by approximately $1.6 million. The Trust uses a combination of short-term and long-term debt to finance operations. Short-term debt is typically at floating rates of interest and debentures bear fixed rates of interest.

At September 30, 2009, the Trust had the following interest swap financial derivative contracts:

Type	Period	Amount per month	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	CAD 150.0 million	9.15%	3 month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	USD 90.0 million	4.06%	3 month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	USD 90.0 million	4.39%	3 month LIBOR

When assessing the potential impact of forward interest rate changes, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized gain in the third quarter of 2009 of $2.1 million relating to financial derivative instruments outstanding as at September 30, 2009.

Commodity Price Risk
The Trust monitors and, when appropriate, utilizes financial derivative agreements or physical delivery contracts to manage the risk associated with changes in commodity prices.  The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial instruments are not to be used for speculative purposes.

When assessing the potential impact of commodity price changes, a 10% increase in commodity prices would result in a reduction to the unrealized gain in the third quarter of 2009 of $10.9 million relating to the financial derivative instruments outstanding as at September 30, 2009, while a 10% decrease would result in an increase to the unrealized gain of $10.7 million.

Financial Derivative Agreements

At September 30, 2009, the Trust had the following commodity derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Price collar	Calendar 2009	2,000 bbl/d	USD 90.00 – 136.40	WTI
Price collar	Calendar 2009	2,000 bbl/d	USD 110.00 – 172.70	WTI
Fixed – Buy	Calendar 2010	575 bbl/d	USD 64.00	WTI
Fixed – Sell	July 1, 2009 to December 31, 2009	1,155 bbl/d	USD 61.60	WTI
Price collar	July 1, 2009 to December 31, 2009	2,000 bbl/d	USD 60.00 – 77.40	WTI
Fixed – Sell	Calendar 2010	1,200 bbl/d	USD 77.78	WTI

Gas	Period	Volume	Price/Unit	Index
Price collar	April 1, 2009 to December 31, 2010	5,000 GJ/d	CAD 5.00 – 6.30	AECO
Price collar	Calendar 2010	1,000 GJ/d	CAD 5.50 – 7.00	AECO
Fixed – Sell	Calendar 2010	3,000 GJ/d	CAD 6.19	AECO
Fixed – Sell	January to February 2010	10,000 MMBtu/d	USD 5.63 - 5.66	NYMEX
Sold call	January to February 2011	15,000 MMBtu/d	USD 7.00	NYMEX
Fixed – Sell	December 2009	5,000 GJ/d	USD 4.47	AECO
Fixed – Sell	November 2009	2,500 MMBtu/d	USD 4.52	NYMEX
Fixed – Sell	December 2009	2,500 MMBtu/d	USD 5.31	NYMEX
Fixed – Buy	December 2010	2,500 MMBtu/d	USD 6.86	NYMEX
Fixed – Buy	December 2010	2,500 MMBtu/d	USD 6.86	NYMEX
Fixed – Sell	Calendar 2010	2,000 GJ/d	CAD 5.05	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	CAD 5.05	AECO
Fixed – Sell	December 2009	2,500 MMBtu/d	USD 4.41	NYMEX
Fixed – Sell	March 2010	2,500 MMBtu/d	USD 4.78	NYMEX
Sold call	January to March 2011	5,000 MMBtu/d	USD 6.60	NYMEX
Fixed – Buy	April 2011	2,500 MMBtu/d	USD 5.97	NYMEX
Fixed – Buy	April 2011	2,500 MMBtu/d	USD 5.97	NYMEX

The financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2009	2008	2009	2008
Realized gain (loss) on financial instruments	$ 20,269	$ (22,356)	$ 65,888	$ (57,931)
Unrealized gain (loss) on financial instruments	3,311	89,010	(45,580)	33,406
Gain (loss) on financial instruments	$ 23,580	$ 66,654	$ 20,308	$ (24,525)

Subsequent to September 30, 2009, the Trust added the following commodity derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Price collar	Calendar 2010	2,000 bbl/d	USD 70.00 – 95.65	WTI
Price collar	Calendar 2010	1,000 bbl/d	USD 75.00 – 87.60	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	USD 83.10	WTI

Gas	Period	Volume	Price/unit	Index
Fixed – Buy	November 2009	2,500 MMBtu/d	USD 4.38	NYMEX
Fixed – Sell	December 2010	2,500 MMBtu/d	USD 6.72	NYMEX

Physical Delivery Contracts

At September 30, 2009, the Trust had the following crude oil supply and condensate purchase contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	Calendar 2009	10,340 bbl/d	WTI x 67.0%
WCS Blend	Calendar 2010	2,500 bbl/d	USD 51.04 4
Condensate	Calendar 2010	575 bbl/d	WTI plus USD 2.25 - 2.60 0
WCS Blend	July to December 2009	1,500 bbl/d	WTI less USD 10.55 5
Condensate	July to December 2009	207 bbl/d	WTI less USD 2.50 0
WCS Blend	Calendar 2010	1,500 bbl/d	WTI less USD 14.50 0
WCS Blend	January to June 2010	1,500 bbl/d	WTI less USD 10.75 5
WCS Blend	January to June 2010	1,500 bbl/d	WTI x 84.5%

Subsequent to September 30, 2009, the Trust added the following physical crude oil supply contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	July to December 2010	1,000 bbl/d	WTI less USD 14.08
WCS Blend	July to December 2010	1,000 bbl/d	WTI x 81.06%
WCS Blend	January to June 2010	1,000 bbl/d	WTI less USD 12.45 5
WCS Blend	January to June 2010	1,000 bbl/d	WTI x 83.12%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less 13.74 4
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 83.27%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less USD 13.50 0

At September 30, 2009, the Trust had the following natural gas physical sales contracts:

Gas	Period	Volume	Price/Unit
Price collar	Calendar 2009	5,000 GJ/d	AECO CAD 7.00 - 7.95
Price collar	Calendar 2010	5,000 GJ/d	AECO CAD 5.00 - 6.28
Price swap	December 2009	5,000 GJ/d	AECO CAD 4.53
Price swap	December 2009	2,500 GJ/d	AECO CAD 4.15
Price swap	November 2009	5,000 GJ/d	AECO CAD 4.23
Price swap	November 2009	5,000 GJ/d	AECO CAD 4.22

At September 30, 2009, the Trust had the following power contracts:

Power	Period	Volume	Price/Unit
Fixed – Buy	October 1, 2008 to December 31, 2009	0.6 MW/hr	CAD 78.61
Fixed – Buy	October 1, 2008 to December 31, 2009	0.6 MW/hr	CAD 79.92
Fixed – Buy	March 1, 2009 to June 30, 2010	0.6 MW/hr	CAD 76.89

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management. As at September 30, 2009, the Trust had available unused bank credit facilities in the amount of $206 million.

The timing of cash outflows (excluding interest) relating to financial liabilities are outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$ 155,009	$ 155,009	$ -	$ -	$ -
Distributions payable to unitholders	12,933	12,933	-	-	-
Bank loan (1)	272,918	272,918	-	-	-
Long-term debt	150,000	-	-	-	150,000
Convertible debentures (2)	8,911	-	8,911	-	-
	$ 599,771	$ 440,860	$ 8,911	$ -	$ 150,000

(1) The bank loan is a 364-day revolving loan with the ability to extend the term.
(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis.  Credit risk may also arise from financial derivative instruments.  The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at September 30, 2009, accounts receivable include a $7.4 million balance over 90 days (December 31, 2008 - $9.9 million) and a balance of $2.4 million (December 31, 2008 - $2.4 million) has been set up as allowance for doubtful accounts.

15.  COMMITMENTS AND CONTINGENCIES

At September 30, 2009, the Trust had operating leases and processing and transportation obligations as summarized below:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$40,559	$ 3,120	$ 3,732	$3,838	$3,684	$3,684	$22,501
Processing and transportation agreements	17,509	8,446	7,188	1,722	141	12	-
Total	$58,068	$11,566	$10,920	$5,560	$3,825	$3,696	$22,501

Other

At September 30, 2009, there were outstanding letters of credit aggregating $1.8 million (December 31, 2008 - $2.3 million) issued as security for performance under certain contracts.

In connection with a purchase of properties in 2005, the Company became liable for contingent consideration whereby an additional amount would be payable by the Company if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at September 30, 2009, additional payments totaling $7.2 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

16.  CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial instruments gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units, issue new debt or sell assets to reduce debt.

The Trust monitors capital based on current and projected ratios of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. The Trust’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its funds from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years.  These objectives and strategy are reviewed on an annual basis.  The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated debentures and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006.  The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008.  This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years. The Trust continues to review the impact of the future taxation of distributions on its business strategy but at this time has made no decision as to the ultimate legal form under which it will operate post 2010.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year.  The Trust did not issue equity in excess of its safe harbour amounts during 2006/2007 or 2008 or the first nine months of 2009.  As at December 31, 2008, the Trust had an unused safe harbour amount of $596.6 million that was carried forward, resulting in a safe harbour amount of $1,326.6 million for 2009/2010. The Trust issued $139.1 million in equity during the nine months ended September 30, 2009, resulting in an unused available safe harbour amount of $1,187.5 million as at September 30, 2009.

17.  SUBSEQUENT EVENT

A subsidiary of the Company has reached an agreement with one of its joint venture partners to pre-pay the remaining deferred acquisition payments on the North Dakota light oil resource play by December 15, 2009.  The original participation agreement with the joint venture partner called for the deferred acquisition payments totaling approximately US$36 million to be made prior to the spud date of each of the remaining 24 wells, occurring more or less ratably until approximately January 2011.  The early payment of US$33.2 million will complete the remaining deferred acquisition payments and earn the subsidiary the right to operate a portion of the joint project area effective at the beginning of 2010.